UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
ALTITUDE ACQUISITION CORP.
(Name of Issuer)
Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

02156Y103
(CUSIP Number)
December 14, 2022
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02156Y103
1	NAMES OF REPORTING PERSONS
Douglas K. Bratton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
On December 14, 2022, the Reporting Persons (as defined below) beneficially owned 85,233 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of Altitude Acquisition Corp. (the “Issuer”), which represented approximately 5.1% of the shares of Class A Common Stock outstanding, based on 1,672,100 shares of Class A Common Stock outstanding as of November 14, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2022. As of the date hereof, the Reporting Persons no longer beneficially own any shares of Class A Common Stock of the Issuer.

CUSIP NO. 02156Y103
1	NAMES OF REPORTING PERSONS
Crestline Investors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
On December 14, 2022, the Reporting Persons (as defined below) beneficially owned 85,233 shares of Class A Common Stock of the Issuer, which represented approximately 5.1% of the shares of Class A Common Stock outstanding, based on 1,672,100 shares of Class A Common Stock outstanding as of November 14, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022. As of the date hereof, the Reporting Persons no longer beneficially own any shares of Class A Common Stock of the Issuer.

CUSIP NO. 02156Y103
1	NAMES OF REPORTING PERSONS
Crestline Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On December 14, 2022, the Reporting Persons (as defined below) beneficially owned 85,233 shares of Class A Common Stock of the Issuer, which represented approximately 5.1% of the shares of Class A Common Stock outstanding, based on 1,672,100 shares of Class A Common Stock outstanding as of November 14, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022. As of the date hereof, the Reporting Persons no longer beneficially own any shares of Class A Common Stock of the Issuer.

CUSIP NO. 02156Y103
1	NAMES OF REPORTING PERSONS
Crestline Summit Master, SPC—Equity Alpha

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
On December 14, 2022, the Reporting Persons (as defined below) beneficially owned 85,233 shares of Class A Common Stock of the Issuer, which represented approximately 5.1% of the shares of Class A Common Stock outstanding, based on 1,672,100 shares of Class A Common Stock outstanding as of November 14, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022. As of the date hereof, the Reporting Persons no longer beneficially own any shares of Class A Common Stock of the Issuer.

CUSIP NO. 02156Y103
1	NAMES OF REPORTING PERSONS
Crestline Summit Research, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On December 14, 2022, the Reporting Persons (as defined below) beneficially owned 85,233 shares of Class A Common Stock of the Issuer, which represented approximately 5.1% of the shares of Class A Common Stock outstanding, based on 1,672,100 shares of Class A Common Stock outstanding as of November 14, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022. As of the date hereof, the Reporting Persons no longer beneficially own any shares of Class A Common Stock of the Issuer.

CUSIP NO. 02156Y103
1	NAMES OF REPORTING PERSONS
Robert Bernstone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
On December 14, 2022, the Reporting Persons (as defined below) beneficially owned 85,233 shares of Class A Common Stock of the Issuer, which represented approximately 5.1% of the shares of Class A Common Stock outstanding, based on 1,672,100 shares of Class A Common Stock outstanding as of November 14, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022. As of the date hereof, the Reporting Persons no longer beneficially own any shares of Class A Common Stock of the Issuer.

Item 1(a).	Name of Issuer:

Altitude Acquisition Corp. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

400 Perimeter Center Terrace, Suite 151 Atlanta, Georgia 30346

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

Crestline Summit Master, SPC—Equity Alpha (“Crestline SPC”), Crestline Summit Research, LP (“Crestline Research”), Crestline Management, L.P. (“Crestline Management”), Crestline Investors, Inc. (“Crestline”), Douglas K. Bratton and Robert Bernstone. Crestline SPC was the direct holder of the securities reported herein. Crestline Management is the investment manager of Crestline SPC. Crestline is the general partner of Crestline Management and Crestline Research. Mr. Bratton is the sole director of Crestline. Crestline Management has delegated voting and investment authority over the securities reported herein to Mr. Bernstone, a managing director of Crestline Research.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons other than Mr. Bernstone is 201 Main Street, Suite 1900, Fort Worth, TX 76102.  The address of the principal business office of Mr. Bernstone is 75 Rockefeller Plaza, 21st Floor, Suite A, New York, NY 10019.

Item 2(c).	Citizenship:

	i)	Crestline SPC is a Cayman Islands exempted segregated portfolio company;
	ii)	Crestline Research is a Delaware limited partnership;
	iii)	Crestline Management is a Delaware limited partnership;
	iv)	Crestline is a Delaware corporation;
	v)	Douglas K. Bratton is a citizen of the United States; and
	vi)	Robert Bernstone is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

02156Y103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

Each of the Reporting Persons expressly disclaims beneficial ownership of all shares of Class A Common Stock reported herein other than those shares such Reporting Person holds directly. The filing of this statement should not be construed to be an admission that the Reporting Persons are members of a “group” for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 21, 2022	DOUGLAS K. BRATTON

By: /s/ Douglas K. Bratton

Date: December 21, 2022	CRESTLINE INVESTORS, INC.

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: December 21, 2022	CRESTLINE MANAGEMENT, L.P.

By: Crestline Investors, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: December 21, 2022	CRESTLINE SUMMIT RESEARCH, LP

By: Crestline Investors, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: December 21, 2022	CRESTLINE SUMMIT MASTER, SPC—EQUITY ALPHA

By: /s/ Caroline Cooley
Caroline Cooley
Director

Date: December 21, 2022	ROBERT BERNSTONE

By: /s/ Robert Bernstone

EXHIBIT INDEX
99.1	Joint Filing Agreement, dated as of December 21, 2022, by and among the Reporting Persons

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that this statement on Schedule 13G with respect to the Class A Common Stock, $0.0001 par value per share, of Altitude Acquisition Corp., dated as of December 21, 2022, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: December 21, 2022	DOUGLAS K. BRATTON

By: /s/ Douglas K. Bratton

Date: December 21, 2022	CRESTLINE INVESTORS, INC.

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: December 21, 2022	CRESTLINE MANAGEMENT, L.P.

By: Crestline Investors, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: December 21, 2022	CRESTLINE SUMMIT RESEARCH, LP

By: Crestline Investors, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: December 21, 2022	CRESTLINE SUMMIT MASTER, SPC—EQUITY ALPHA

By: /s/ Caroline Cooley
Caroline Cooley
Director

Date: December 21, 2022	ROBERT BERNSTONE

By: /s/ Robert Bernstone